Origin Agritech Ltd. (NASDAQ: SEED) Origin Agritech Ltd. is China’s top hybrid-seed producer and an innovative agricultural company specializing in feeding the growing population in China and Southeast Asia. It is vertically integrated, currently selling via 3,200 distributors in an industry that is estimated at US$2 billion and expected to double by 2010.

Safe Harbor Statement This presentation contains "forward-looking statements" within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of sales, future national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products, marketing existing products, customer acceptance of existing and new products, and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to update the forward-looking information contained in this presentation. 2

Investment Highlights   Arguably the largest corn seed producer in China   Sells 100 different varieties of hybrid seeds   25 proprietary seeds approved to enter into market   Vertically integrated, network of over 60,000 distributors   Exclusive regional sales rights   Named by Forbes Asia magazine as one of Asia’s “Best Under a Billion” companies   Performance from 2002-2006    Revenue grew at CAGR of 40%   Earnings Before Tax grew at CAGR of 57%   2006 fiscal year comprises January through September due to change of fiscal year. 3

Corporate Profile   Founded in 1997 and headquartered in Beijing   The first private seed company in China   Vertically integrated; focused on R&D   Product portfolio includes 100 hybrid seeds   Building a genetically modified seed portfolio   Approx. 850 employees in China   Stock listed on the Nasdaq GS (market cap: $150 Mln) 4

Market Opportunity   China is world’s second-largest producer of corn   Corn is used primarily for animal feed, particularly for chickens and pigs, as well as for human consumption   Demand for corn for animal feed and human dietary consumption is expected to increase.   Average corn prices in China increased by 42.3% from 2000-2006, compared with 28.4% for the corn prices on the Chicago Board of Trade in the same period   Source: China Animal Husbandry Statistics, CBT 5

Business Overview   Products   Hybrid seeds (corn, rice cotton, canola) 93.7% of revenue   Genetically modified (GM) cottonseeds 6.3% of revenue   Customers   200 million small farms throughout China   Distribution network   3,200 first-level distributors   60,000 second-level distributors   Largest production capacity in China 6

Expansive National Presence 7

Research & Development   Production of hybrid seeds   The only Chinese crop seed company with an in-house biotech center   10,000 sq. meter of Life Science Research Center   12 breeding stations, including 7 corn sites   Proprietary portfolio   14 corn hybrids   18 rice seeds   2 canola seeds   1 cotton seed   10 more new proprietary seeds expected to be approved in 2008   Proprietary seeds comprised 11.5% of total sales in 2006   164 seeds in various stages of government testing   Genetically modified (GM) seeds   Participating in government sponsored GM research, extending its research capabilities beyond in-house budget   Began development of Bt Maize products with a stable gene better than currently offered commercial products 8

Government Regulation   China’s hybrid seed industry is going through transitions:   Government-sponsored and under-capitalized seed companies are being forced out of business and liquidating their inventories at below-market prices   The result is nationwide price discount for hybrid seeds   Stringent regulatory approval for seed production and distribution in China:   Two cycles of monitored growth in 5 locations   Must have at least 8% increase in yield vs. control hybrid   Must rank in the top 6 of all hybrids being tested   Origin Agritech has a national distribution and production license 9

78.72 n/a $35 Mln $230 Mln Shandong Denghai (002041.SH) 5.85 $0.09 $492 Mln $2.15 Bln Chaoda Modern (0682.HK) n/a $0.33 $64.3 Mln $650 Mln Agria (GRO) 19.67 $6.35 $8 Bln $23 Bln Syngenta (SYT) 30.30 $1.79 $8.6 Bln  $50 Bln Monsanto (MON) 12.29 $0.38 $66 Mln $150 Mln Origin Agritech (SEED) P/E (2008) EPS 2006 Revenue Market Cap Company Peer Group   Fiscal 2007 ended August 2007  10

Marketing & Pricing   Origin makes more than 40,000 new crosses for field testing every year   Working with 100,000 farmers in two provinces in China   Building a database to scientifically measure seed yields   New hybrids command pricing power because of higher yield   5,000 farmers recruited nationwide to demonstrate higher yields at harvest   Agronomic service to assist farmers in growing high yielding, more robust crops   Pricing structure based on product performance 11

Management Team   Dr. Gengchen Han, Chairman & Co-CEO   Ph.D. in plant breeding & cytogenetics from Iowa State University   20 years of seed industry experience, including Pioneer Hi-Bred, International Maize and Wheat Improvement Center (CIMMYT)   Yuan Liang, Co-CEO and President   Director of a publicly listed company in Hong Kong, Fujian Co-development Company   Received his Bachelor and Master degrees in Mechanical Engineering from Shanghai Jiao Tong University.   Yang Yasheng, Vice Chairman   Graduated from the University of Maryland   Previously held senior positions in the Fujian government in the areas of marketing, management, and technology.   Veroncina Chen, CFO   20+ years of experience in international accounting, finance, and management   five years at a U.S.-listed public company. 12

FY2007 Financial Results & Outlook

(USD ’000s) June 30, 2007 Sept. 30, 2006  Cash and Cash Equiv. $ 17,225 $ 36,408 Receivables 1,201 1,577 Inventories 69,549 43,468 PP&E, net 18,760 15,869 Total Assets 136,335 124,508 Total Current Liabilities 75,293 64,474 Total Debt 75,540 64,839 Stockholders’ Equity 54,104 58,018 Balance Sheet   Fiscal year ends September 30 14

(USD 000s, except EPS) June 30, 2007 June 30, 2006 Revenue $ 58,818 $ 65,318 Gross Profit 14,945 20,080 Operating Income 6,777 15,547 Net Income 4,846 15,498 EPS (Diluted) 0.20 0.65 Wgt. Avg. Diluted Shares 24.6 23.9 FYQ3 Income Statement 15

Segment Performances % of Revs Gross Margin % of Revs Gross Margin % of Revs Gross Margin 24.9% 19.5% 40.8% 23.8% NM 42.9% 27.1% NM 43.4% 4.1% NM 7.3% 2005 2006  2004 Maize hybrids 64.8% 97.7% Rice hybrids 28.4% NM Cotton 6.35% 1.6%   FY2006 comprises January through September 16

1.3 7.9% $51,400 626.3 2.4% 7.3% 2005 2006  2004 Operating Margin 10.8% 23.8% Return on Assets 10.9% 17.9% Inventory Days 179.8 285.5 Sales Per Head $118,800 $95,400 Tax Rate 0.5% 10.5% Current Ratio 1.4 1.2 Profitability   FY2006 comprises January through September 17

Overseas Sales   India   34%-owned Biocentury Transgene approved to sell Bt cotton   3 varieties of insect-resistant Genetically-modified (GM) cotton   Available for sale in time for 2008 growing season   Origin to share in upfront payments and future sales royalties   Vietnam   Sell premium rice hybrid, effective October 2007.   Annual 14-16 million kg rice market opportunity.   Imports comprise 75-80% of Vietnam market.   Similar climatic and agronomic conditions to southern China.   Additional corn and cotton seed opportunities. 18

Growth Drivers   International expansion   Obtained pre-approval to sell premium rice hybrid in Vietnam   Vietnam also presents opportunity for sales of rice products   Corporate reorganization   Completed $40 Mln financing in July 2007   Line of credit for $100 Mln   Internal realignment plan completed   Rationalized market for FY 2008   decreased competition   improved pricing platform   acquisition opportunities   Rebounding ASPs   GM could yield significant additional growth   Experienced management team 19

Refreshed Organizational Structure State Harvest Bio-Technology Inc. Corn Division Beijing Origin Seed Technology Inc. Rice Division Denong Zhengcheng Seed Inc. Cotton & Fertilizer Division Origin Henan Cotton Technology Ltd. 20

Summary   Arguably the largest corn seed producer in China   Sells 100 different varieties of hybrid seeds   25 proprietary seeds approved to enter into market   Vertically integrated, network of over 60,000 distributors   Exclusive regional sales rights   Named by Forbes Asia magazine as one of Asia’s “Best Under a Billion” companies   Performance from 2002-2006    Revenue grew at CAGR of 40%   Earnings Before Tax grew at CAGR of 57% 21

Origin Agritech Ltd. (NASDAQ: SEED) Thank you! Contact: Mr. Irving Kau, VP Finance Phone: (760) 918-1781 Email: irving.kau@originseed.com.cn